EXHIBIT 12.1
BMB MUNAI INC
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Three months ended December 31,		Nine months ended December 31,
	2007	2006	2007	2006

Earnings/(loss):

Income / (loss) before income taxes	$ 9,986,062	$ (90,861)	$ 22,746,163	$ (2,039,757)
Add: Fixed charges	1,134,299	-	2,091,421	-
Add: Amortisation of capitalized interest	4,769	-	13,459	-
Less: Interest capitalized
Total earnings/(loss)	9,860,831	(90,861)	22,759,622	(2,039,757)

Fixed charges:

Interest expensed and capitalized	750,000	-	1,319,667	-
Amortized premiums, discounts, & bond costs	384,299	-	699,754	-
Total fixed charges	1,134,299	-	2,091,421	-
Ration of earnings to fixed charges	8.69	-	10.88	-